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SEC 1344
(2-2002)   PERSONS  WHO  POTENTIALLY  ARE  TO  RESPOND  TO  THE  COLLECTION
Previous   OF INFORMATION CONTAINED  IN  THIS  FORM ARE NOT REQUIRED TO
versions   RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY  VALID  OMB  CONTROL
obsolete   NUMBER.

                                              OMB APPROVAL
                                              OMB  Number:  3235-0058
                                              Expires:  January  31,  2005
                                              Estimated  average  burden
                                              hours  per  response . . 2.50
                                              SEC FILE NUMBER
                                              CUSIP NUMBER


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER-0-21931
                           NOTIFICATION OF LATE FILING

(CHECK  ONE)
__FORM  10-K  AND FORM 10-KSB __FORM 20-F __FORM 11-K   X  FORM 10-Q AND
FORM 10-QSB __FORM N-SAR


FOR  PERIOD  ENDED  January  31,  2003
                    -------------------
__  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
__  TRANSITION  REPORT  ON  FORM  20-F
__  TRANSITION  REPORT  ON  FORM  11-K
__  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
__  TRANSITION  REPORT  ON  FORM  N-SAR
FOR  THE  TRANSITION  PERIOD  ENDED: ___________________

             READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES: _______________
______________________________________________________________________________

PART  I--REGISTRANT  INFORMATION

HiEnergy Technologies,  Inc.
--------------------------------------------------------------------------------
Full  Name  of  Registrant

--------------------------------------------------------------------------------
Former  Name  of  Registrant

1601 Alton Parkway, Unit B
--------------------------------------------------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number):

Irvine, California 92606
--------------------------------------------------------------------------------
City, State and Zip Code

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PART  II--RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                        (ATTACH EXTRA SHEETS IF NEEDED)

The preparation of the Company's financial statements by management and the review of the financial statements by its independent accountants has taken longer than anticipated and cannot be completed by the required filing date of March 17, 2003 without unreasonable effort and expense. The Company anticipates filing its quarterly report within the five-day extension period.


PART  IV--OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bogdan C. Maglich          (949)             757-0855
     -------------------      --------        -----------------
     (NAME)                 (AREA  CODE)     (TELEPHONE  NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
identify  report(s).      X   Yes ___  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 X Yes     ___ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See Schedule A, which accompanies this Form 12b-25.

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                           HiEnergy Technologies, Inc.
                          -------------------------------
                  (Name  of  Registrant  as  Specified  In  Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated: March 17, 2003         By: /s/ B.C. Maglich
                                 ----------------------------------
                                 B. C. Maglich, CEO and President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
     INTENTION MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL  INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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                                   SCHEDULE A

                           HIENERGY TECHNOLOGIES, INC.
                                   Form 12b-25
           Part IV, (3) - Significant Changes in Results of Operations


The Company's results from operations (operating loss from continuing operations) for the nine months ended January 31, 2002 was a loss of approximately $9,600. Subsequent to that date, on April 25, 2002, the Company acquired HiEnergy Microdevices, Inc., which now constitutes a substantial portion of the Company's revenues and operations. However, no reasonable estimates of the Company's results from operations on a consolidated basis for the fiscal quarters ended January 31, 2003 and 2002 can be made at this time since the consolidated financial statements of the Company for such quarterly periods have not yet been finalized.




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